UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Arlington VA – August 31, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX, ASX trading code: MST) today announced the successful test firing of the Advanced Individual Combat Weapon (AICW) Capability Technology
Demonstrator at the Port Wakefield Proof and Experimental Range near Adelaide,
Australia.
Sponsored by the Capability Development Group of the Australian Department of
Defence, and led by the Defence Science and Technology Organization (DSTO), the
AICW Capability Technology Demonstrator project includes Metal Storm and Tenix
Defence as consortium members.
The AICW is an integrated weapon concept which combines a standard 5.56mm Steyr assault rifle and a Metal Storm 40mm grenade launcher in a single unit with a common trigger, laser sight and control system that operates both the 5.56mm the 40mm barrels.
The benched test firing demonstrated the AICW’s ability to switch between and 40mm barrels instantly and without reloading.  The 40mm barrel incorporates the Metal Storm electronically initiated “stacked munitions” system and can three rounds before re-loading is required.
The project was designed to evaluate the possible technologies available for next generation of individual combat weapons, with emphasis on increasing the lethality of the weapon thereby enhancing the soldier’s capability and survivability.
Conventional 40mm grenade launching systems used with combat weapons are fitted as an add-on component with separate aiming and trigger devices and can only fire single rounds before reloading.  The perceived advantage of the AICW concept is that the grenade launcher capability is fully integrated into the combat weapon, and as it utilizes Metal Storm technology, it can carry up to three rounds in the barrel ready to fire using the integrated common operating systems.
The trial firings engaged targets at 100, 200 and 300m, each with three 40mm projectiles, fired at a nominal velocity of 95m/s.  In addition, the target at
300m was engaged with the standard 5.56mm rounds that are currently in service.
The firings demonstrated the capability of engaging consistently a target the size of a window or doorway at 100m. New technology associated with recoil mitigation, sighting systems, and electronic fire control was also demonstrated.
Metal Storm's Chief Executive Officer, Mr David Smith said “The ability to fire multiple 40mm shots without reloading, from an individual combat weapon, we believe will provide a major capability enhancement compared to existing individual combat weapons.
“There has been significant international effort placed on trying to develop a fully integrated individual combat weapon which provides for a 5.56 mm rifle a grenade launcher system with greater range, improved fire control and at the right weight.  AICW is well along the path to achieving all these capabilities.

“Our objective now is to build on the success of the AICW Capability
Demonstrator project through an industry funded effort to further refine and ultimately commercialize the concept.  The next generation will incorporate the latest developments in Metal Storm technology (which has advanced since the program began). Combined with the current development of High Explosive rounds, we are now very close to being able to deliver a much more advanced individual combat weapon that includes all the required capabilities at an appropriate weight level.” David Smith stated.
Photographic and film images of the AICW will be posted on the Company’s at www.metalstorm.com

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: September 1, 2005	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary